CERTIFICATE OF QUALIFIED PERSON

I, Gary Henry Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)	I am a consulting geological engineer with an office at #513 - 675 West Hastings Street, Vancouver, British Columbia.

2)	I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.

3)	I have practised my profession continuously since 1970.

4)	I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6)	This report is based on a study of the available data and literature provided by Nova Gold. I am responsible for the resource estimation section of this report.

7)	The work was completed in Vancouver during the period January to May 2005. I have not visited the property.

8)	I have not worked previously on this project or property.

9)	I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10)	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

11)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12)	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 10th day of August,
2005 GIROUX CONSULTANTS LTD.
Per:

“G.H. Giroux”
_______________________
G. H. Giroux, P.Eng., MASc.